UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

PETROBRAS INTERNATIONAL FINANCE COMPANY – PIFCo

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Anderson Square Building, P.O. Box 714

George Town, Grand Cayman

Cayman Islands, B.W.I.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Petrobras International Finance Company—PIFCo

TABLE OF CONTENTS

This Form 6-K contains the following:

Item

I.	Financial Results for the Year Ended December 31, 2002

II.	Financial Statements for the Year Ended December 31, 2002

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR

ENDED DECEMBER 31, 2002

Forward Looking Statements

This report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes in the use of our services for market purchases of crude oil and oil products by Petróleo Brasileiro S.A. – Petrobras and changes in government regulations.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

Basis of Presentation

You should read the following discussion of our financial condition and results of operations together with the attached audited consolidated financial statements and the accompanying notes for the year ended December 31, 2002 beginning on page F-2. You should also read our audited consolidated financial statements for the year ended December 31, 2001 and the accompanying notes, which are included in our annual report on Form 20-F for the year ended December 31, 2002, but which are not presented herein. The audited consolidated financial statements for the years ended December 31, 2002 and December 31, 2001 and the accompanying notes have been presented in U.S. dollars and prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). In addition, as a subsidiary of Petrobras, we also prepare our financial statements in accordance with Brazilian Corporate Law.

Overview

We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial position and results of operations are largely affected by decisions of our parent company. Our ability to meet our obligations in respect of our outstanding indebtedness depends on a number of factors, including:

•	the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;

•	Petrobras’ willingness to continue to make inter-company loans and provide us with other financial support;

•	our ability to access financing sources, including third-party credit facilities; and

•	our ability to transfer our financing costs to Petrobras.

We earn income from:

•	sales of crude oil and oil products to Petrobras;

•	limited sales of crude oil and oil products to third parties;

•	financial income derived from financing of sales to Petrobras and inter-company loans to Petrobras, investments in marketable securities and other financial instruments; and

•	leasing income derived from financing leases entered into with Petrobras.

Our operating expenses include:

•	cost of sales, which is comprised mainly of purchases of crude oil and oil products;

•	financial expense, mainly from interest on our lines of credit and capital markets indebtedness, securitization of receivables and inter-company loans from Petrobras; and

•	leasing expenses derived from financing leases entered into with third parties and Petrobras.

Purchases and Sales of Crude Oil and Oil Products

We typically purchase crude oil and oil products in transactions with payment terms of approximately 30 days. Petrobras typically pays for shipments of crude oil and oil products that we sell to it over a period ranging between 120 and 270 days, which allows Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments. During this period, we typically finance the purchase of crude oil and oil products through either funds previously provided by Petrobras or third-party trade finance arrangements. Financial income from sales to Petrobras are calculated according to a formula based on LIBOR, which is designed to reimburse us for estimated financing expenses we may incur in connection with these sales. The difference between the amount we pay for crude oil and oil products and the amount Petrobras pays for that same crude oil and oil products is deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras’ payments to us come due. For 2003, the formula will be modified in order to pass on PIFCO’s average costs of capital to Petrobras.

Taxes

The Cayman Islands currently impose no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. The only government charge payable by us in the Cayman Islands is an annual registration fee of approximately U.S.$575 calculated on the basis of the nominal amount of our authorized share capital. A stamp duty would also be payable on any documents that are executed or brought into the Cayman Islands. There were no significant operations in the United Kingdom or the Netherlands that gave rise to taxable income in these countries with respect to our subsidiaries.

Results of Operations

Results of operations for the year ended December 31, 2002 (“2002”) compared to the year ended December 31, 2001 (“2001”).

Sales

Our sales of crude oil and oil products (including sales of imports of crude oil and oil products) and services remained relatively stable, increasing 2.1% from U.S.$6,260.5 million in 2001 to U.S.$6,390.2 million in 2002, primarily due to a slight increase in the average price of Brent crude oil from U.S.$24.42 per barrel in 2001 to U.S.$24.76 per barrel in 2002 and sales made by our subsidiary PFL in connection with Petrobras’ export receivables securitization program. This increase was partially offset by a reduction in the volume of oil products we sold to Petrobras as a result of the total deregulation of the Brazilian market for oil products.

Lease income

Our lease income reflects interest income from direct financing leases of platforms and equipment and operating leases for vessels by us to Petrobras. In 2002, our lease income increased 237.4% to U.S.$36.1 million from U.S.$10.7 million in 2001. This increase is mainly due to the fact that we derived revenue in 2001 exclusively from operating leases of vessels, while in 2002, we also derived revenue from direct financing leases of equipment and platforms that we received as a result of the transfer of ownership of certain platforms, equipment and vessels in connection with certain sale and lease transactions entered into among various affiliates of Petrobras. See Note 6(b) to our audited consolidated financial statements.

Cost of Sales

Our costs of sales remained relatively stable, increasing 1.9% from U.S.$6,253.0 million in 2001 to U.S.$6,371.5 million in 2002, primarily due to a slight increase in the average price of Brent crude oil in 2002, as compared to 2001, and to sales made by our subsidiary PFL in connection with Petrobras’ exports receivables securitization program. This increase was partially offset by a reduction in the volume of oil products sold to Petrobras as a result of a total deregulation of the Brazilian market for oil products.

Lease Expense

Our lease expense reflects interest expenses from direct financing leases of platforms and equipment and operating leases for vessels incurred from such leases. In 2002, our lease expense increased 128.6% from U.S.$10.5 million in 2001 to U.S.$24.0 million in 2002. This increase is mainly due to the fact that we incurred lease expenses in 2001 exclusively from operating leases of vessels, while in 2002, we also incurred lease interest expense from direct financing leases of equipment and platforms that we received as a result of the transfer of ownership of certain platforms, equipment and vessels in connection with certain sale and lease transactions entered into among various affiliates of Petrobras. See Note 6(b) to our audited consolidated financial statements.

General and Administrative Expenses

Our general and administrative expenses consist primarily of fees paid to third-parties for services rendered to us. Our general and administrative expenses increased from U.S.$0.1 million in 2001 to U.S.$1.2 million in 2002, as a result of fees paid to third-parties for financial, consulting and advisory services.

Gross Profit

Our gross profit reflects profits earned by us from our third-party sales of crude oil and oil products and services (since we record profits from sales of crude oil and oil products to Petrobras as financial income) and from our leasing transactions. Our gross profit increased 294.7% from U.S.$7.5 million in 2001 to U.S.$29.6 million in 2002, due primarily to U.S.$12.1 million in profits generated by a leasing transaction for platforms, equipment and vessels with Petrobras, as well as, to a lesser extent, our ability to achieve more favorable terms on our third-party sales.

Financial Income

Our financial income increased 38.3% from U.S.$158.8 million in 2001 to U.S.$219.6 million in 2002, primarily due to an increase in loans to related parties and interest received as a result of increases in the time period for receipt of payments related to sales of crude oil and oil products to Petrobras from 120 days to 270 days and increases in the periods of time for receipt of payments beyond the time periods set forth in the corresponding invoices as previously agreed with Petrobras. The increase in financial income was partially offset by a reduction in the LIBOR rate used in the formula designed to reimburse us for financing expenses incurred and a reduction in volume of sales of oil products to Petrobras.

Financial Expense

Financial expense increased 68.2% from U.S.$187.1 million in 2001 to U.S.$314.7 million in 2002, primarily due to the significant change in our maturity profile, resulting from our contracting of long-term debt obligations to replace a substantial portion of our short-term debt obligations.

Net Income (Loss)

Net loss increased 222.7% from a loss of U.S.$20.3 million in 2001 to a loss of U.S.$65.5 million in 2002.

Sale of Subsidiary

In 2003, we intend to sell our subsidiary Petrobras Netherlands B.V. to Petrobras, and in exchange, we will acquire Bear Insurance Company Ltd. – BEAR, a captive insurance company, from Brasoil. Following this transaction, leasing activities will no longer be included in our results of operations (see note 10 to our audited consolidated financial statements for the year ended December 31, 2002).

Liquidity and Capital Resources

We finance our oil trading activities through a combination of inter-company loans from Petrobras, commercial paper programs, lines of credit and the issuance of notes in the international capital markets. In our opinion, our working capital is sufficient for our present requirements.

Our short-term borrowings are denominated in U.S. dollars and consist of commercial papers and lines of credit. At December 31, 2002, we had fully utilized all lines of credit for the purchase of imports. In 2002, we accessed U.S.$367.5 million in lines of credit, including the current portion of long-term debt, as compared to US$990.4 million accessed at December 31, 2001. The weighted average annual interest rate on these short-term borrowings was 3.4% at December 31, 2002, as compared to 2.8% at December 31, 2001.

At December 31, 2001, we had a U.S.$500.0 million commercial paper program in place, of which U.S.$449.8 million in commercial paper notes was outstanding. We renewed our commercial paper program in April 2002 in a lesser amount of U.S.$335.0 million in order to finance our working capital requirements. Our commercial paper program was rated A1+ by Standard & Poor’s and P-1 by Moody’s and is supported by a letter of credit issued by Barclays Bank and a standby purchase agreement with Petrobras. At December 31, 2002, no commercial paper notes under this program were outstanding. At December 31, 2002, we also had access to short-term capital through U.S.$380.6 million in irrevocable letters of credit supporting oil imports.

At December 31, 2002, we had outstanding U.S.$460.3 million in long-term lines of credit due between 2003 and 2012 and U.S.$1,550.0 million in three series of long-term senior notes due between 2007 and 2011. On October 17, 2002, we also issued U.S.$338.4 million in 4.75% senior exchangeable notes due 2007 in connection with Petrobras’ purchase of Perez Companc S.A.

Pursuant to Petrobras’ strategy to obtain a wider range of medium- and long-term financial instruments and to channel more of its financings through us, in February 2002, we issued a series of U.S.$500.0 million long-term senior notes, using the net proceeds to liquidate our short-term debt. At December 31, 2002, we had a total equity of U.S.$43.9 million, including initial and additional paid-in-capital of U.S.$120.0 million, as well as an accumulated deficit of U.S.$76.1 million.

Our notes payable to Petrobras increased from U.S.$334.6 million at December 31, 2001 to U.S.$3,688.2 million at December 31, 2002 due to our increased working capital needs resulting from an increase in the average time period for receipt of payments related to sales of crude oil and oil products to Petrobras, from 120 days to 270 days. Although our sales to Petrobras decreased in 2002, accounts receivable from Petrobras increased from U.S.$2,584.9 million at December 31, 2001 to U.S.$4,838.3 million at December 31, 2002, as a result of the increased time periods for receipt of payment and an increase in inter-company loans from U.S.$283.0 million at December 31, 2001 to U.S.$1,157.9 million at December 31, 2002, primarily a result of an increase in inter-company loans we granted in connection with Petrobras’ purchase of a controlling interest in Perez Companc S.A.

As an offshore non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury to incur debt or register debt with the Central Bank. However, as a matter of policy, the issuance of any debt is recommended by Petrobras’ board of directors and subsequently approved by our board of directors.

We have the following capital markets debt outstanding at December 31, 2002:

CAPITAL MARKETS DEBT OUTSTANDING

Notes	Principal Amount

9.125% Senior Notes due 2007(1)	U.S.$400 million
9.125% Senior Notes due 2007(1)	U.S.$100 million
4.750% Senior Exchangeable Notes due 2007(2)	U.S.$338 million
9.875% Senior Notes due 2008(1)	U.S.$450 million
6.750% Senior Trust Certificates due 2010(3)	U.S.$95 million
Floating Rate Senior Trust Certificates due 2010(3)	U.S.$55 million
9.750% Senior Notes due 2011(1)	U.S.$600 million
6.600% Senior Trust Certificates due 2011(3)	U.S.$300 million
Floating Rate Senior Trust Certificates due 2013(3)	U.S.$300 million

(1)	Issued by us, with support from Petrobras through a standby purchase agreement.
(2)	Issued by us on October 17, 2002 in connection with Petrobras’ acquistion of Perez Companc S.A.
(3)	Export receivables asset securitization program.

The following table sets forth the sources and amounts of current and long-term debt at December 31, 2002 and December 31, 2001:

CURRENT AND LONG-TERM DEBT

	December 31, 2002		December 31, 2001
	Current	Long-term	Current	Long-term

Financing institutions	U.S.$367,470	U.S.$460,300	U.S.$540,659	U.S.$385,000
Commercial paper			449,768
Senior notes		1,550,000		1,050,000
Securitization of Receivables		900,000		900,000
Senior exchangeable notes		338,416

	U.S.$367,470	U.S.$3,248,716	U.S.$990,427	U.S.$2,335,000

Petrobras International

Finance Company

(a wholly-owned subsidiary of Petróleo

Brasileiro S.A. — PETROBRAS)

Consolidated Financial Information

as of December 31, 2002 and 2001 and

Report of Independent Accountants

Report of Independent Accountants

To the Board of Directors and Stockholder of

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of changes in stockholder’s equity and of cash flows, present fairly, in all material respects, the financial position of Petrobras International Finance Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, Brazil

February 13, 2003.

COPY OF THE ORIGINAL

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Consolidated Balance Sheets

Expressed in Thousands of United States Dollars, except share amounts

Assets	December 31, 2002	December 31, 2001

Current assets
Cash and cash equivalents	260,629	48,593
Marketable securities	60,086
Accounts receivable
Related parties	4,838,269	2,584,851
Trade	57,073	44,740
Notes receivable—related party	1,157,930	282,975
Assets held for sale		144,721
Inventories	4,506
Prepaid expense and other current assets	15,997	10,691

	6,394,490	3,116,571

Property and equipment	110	213

Other assets
Marketable securities	36,299
Advances to suppliers	19,027	11,309
Prepaid expense	41,425	41,644
Notes receivable—related parties	473,632
Assets related to securitization program	900,000	900,000
Net investment in direct financing leases to related party	832,319	208,032

	2,302,702	1,160,985

Total assets	8,697,302	4,277,769

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Consolidated Balance Sheets

Expressed in Thousands of United States Dollars, except share amounts

	December 31,	December 31,
Liabilities and stockholder’s equity	2002	2001

Current liabilities
Trade accounts payable
Related parties	291,980	288,068
Other	281,133	231,000
Loans payable—related parties	3,688,249	334,564
Short-term debt	285,770	775,427
Current portion of long term debt	81,700	215,000
Unearned income—related parties	48,563	8,318
Capital lease	68,948
Other current liabilities	56,584	41,004

	4,802,927	1,893,381

Long-term liabilities
Capital lease	601,733
Long-term debt	3,248,716	2,335,000

	3,850,449	2,335,000

Commitments and contingencies (Note 8)

Stockholder’s equity
Shares authorized and issued
Common stock—2002 and 2001—50,000 shares,
par value US$ 1	50	50
Additional paid in capital	120,000	60,000
Accumulated deficit	(76,124)	(10,662)

	43,926	49,388

Total liabilities and stockholder’s equity	8,697,302	4,277,769

The accompanying notes are an integral part of this financial information.

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Consolidated Statements of Operations

(Expressed in Thousands of United States Dollars, except share amounts)

	Years ended December 31,
	2002	2001	2000

Sales of crude oil and oil products and services	6,390,226	6,260,514	7,937,003
Lease income	36,062	10,682

	6,426,288	6,271,196	7,937,003

Cost of sales	(6,371,465)	(6,253,009)	(7,912,615)
Lease expense	(24,004)	(10,542)
General and administrative expenses	(1,178)	(114)

	(6,396,647)	(6,263,665)	(7,912,615)

Gross profit	29,641	7,531	24,388

Financial income	219,580	158,804	221,578
Financial expense	(314,683)	(187,101)	(219,637)
Gain on materials and equipment		435

	(95,103)	(27,862)	1,941

Net income (loss) for the period	(65,462)	(20,331)	26,329

Weighted average number of shares outstanding	50,000	50,000	50,000

The accompanying notes are an integral part of this financial information.

Petrobras International Financial Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Changes in Consolidated Shareholder’s Equity

(Expressed in Thousands of United States Dollars, except number of shares and per share amounts)

	Years ended December 31,
	2002	2001	2000

Common stock	50	50	50

Additional paid in capital
Balance at January 1	60,000
Conversion of loans to capital	60,000	60,000

Balance at December 31	120,000	60,000

Retained earnings
Balance at January 1	(10,662)	9,669	21,400
Net income (loss) for the year	(65,462)	(20,331)	26,329
Dividends declared (per share: 2000 – US$ 0.76)			(38,060)

Balance at December 31	(76,124)	(10,662)	9,669

Total stockholder’s equity	43,926	49,388	9,719

The accompanying notes are an integral part of this financial information.

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Consolidated Statements of Cash Flows

Expressed in Thousands of United States Dollars

	Years ended December 31,
	2002	2001	2000

Cash flows from operating activities
Net income (loss) for the year	(65,462)	(20,331)	26,329
Adjustments to reconcile net loss to net cash
Depreciation and amortization	9,347	8,041
Decrease (increase) in assets
Accounts receivable
Related parties	(2,069,800)	426,316	(171,429)
Trade	(12,333)	(5,132)	(37,279)
Prepaid expenses and other assets	(38,205)	(65,602)	8,065
Increase (decrease) in liabilities
Trade accounts payable
Related parties	3,912	217,226	(77,233)
Other	50,133	(362,190)	286,353
Other liabilities	83,485	(6,916)	(12,319)

Net cash provided by (used in) operating activities	(2,038,923)	191,412	22,487

Cash flows from investing activities
Marketable securities	(96,385)
Issuance of notes receivable	(2,247,658)	(2,147,655)	(745,000)
Principal receivables of notes	1,422,122	1,210,383	655,024
Assets held for sale		(144,721)
Property, plant and equipment, net	(37)	(213)
Advances to suppliers, net	(7,718)	(11,309)
Additions to net investment in direct financing leases	(163,414)	(156,017)	(52,015)

Net cash used in investing activities	(1,093,090)	(1,249,532)	(141,991)

Cash flows from financing activities
Short-term debt, net issuances and repayments	(489,657)	245,075	(211,148)
Proceeds from issuance of long-term debt	657,000	2,165,000	245,000
Principal payments of long-term debt	(215,000)	(10,000)
Proceeds form short term loans—related parties	6,861,572	3,654,629	6,785,453
Principal payments of short term loans—related parties	(3,469,866)	(4,961,129)	(6,697,957)
Dividends paid		(38,060)

Net cash provided by financing activities	3,344,049	1,055,515	121,348

Increase (decrease) in cash and cash equivalents	212,036	(2,605)	1,844
Cash and cash equivalents at beginning of period	48,593	51,198	49,354

Cash and cash equivalents at end of period	260,629	48,593	51,198

Cash paid during the period for interest	322,286	209,062	185,421

Non cash investing and financing activities
Assets acquired through capital lease obligations	665,000
Receipt of Junior Trust Certificates in exchange of future export receivables		150,000
Increase of capital through conversion of loan payable	60,000	60,000
Receipt of notes receivable in exchange of Senior Exchangeable issued	338,416

The accompanying notes are an integral part of this financial information.

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

1	The Company and its Operations

Petrobras International Finance Company — PIFCO, a wholly-owned subsidiary of PETROBRAS, was established on September 24, 1997 and is incorporated in the Cayman Islands.

The primary objective of the Petrobras International Finance Company and its subsidiaries (collectively, PIFCO or the Company) is to purchase crude oil and oil products from third parties and sell the products at a premium to PETROBRAS on a deferred payment basis. Accordingly, intercompany activities and transactions, and therefore the Company’s financial position and results of operations, are affected by decisions made by its parent company, PETROBRAS. Additionally, to a more limited extent, the Company sells crude oil and oil products to third parties.

PIFCO is also being used by PETROBRAS to take advantage of Brazilian tax legislation related to the Special Customs System (Regime Aduaneiro Especial) for the importation and exportation of goods intended for the research of oil and natural gas fields (referred to as REPETRO). REPETRO permits petroleum companies operating in Brazil to enter into leasing arrangements with foreign companies for materials and equipment to be used in the exploration and production of crude oil and gas, without paying federal taxes for Import Duty (Imposto de Importação—II), Excise Tax (Imposto sobre Produtos Industrializados—IPI), Employees’ Profit Participation Program (Programa de Integração Social—PIS), and Tax for Social Security Financing (Contribuição para o Financiamento da Seguridade Social—COFINS).

The following is a brief description of each of the Company’s wolly-owned subsidiaries:

PETROBRAS NETHERLANDS B.V.

PETROBRAS NETHERLANDS B.V.—PNBV, based in the Netherlands, is responsible for acquiring equipment to be utilized in the oil exploration and production activities related to REPETRO. PNBV raises funds abroad and in Brazil to acquire equipment, and chartering the acquired equipment to PETROBRAS.

PETROBRAS EUROPE LTD.

PETROBRAS EUROPE LTD.—PEL, based in the United Kingdom, consolidates PETROBRAS’ European trade and finance activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PIFCO and PETROBRAS, as well as marketing Brazilian crude oil and other derivative

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no additional commercial or financial risk.

PETROBRAS FINANCE LIMITED

PETROBRAS FINANCE LIMITED—PFL, based in the Cayman Islands, purchases bunker and fuel oil from PETROBRAS and sells these products in the international market via a securitization program of future receivables for these products (Securitization Program; see Note 6 (a) iii).

2	Summary of Significant Accounting Policies

In preparing these consolidated financial statements, the Company has followed accounting policies that are in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The preparation of these financial statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

(a)	Basis of presentation

These consolidated financial statements have been prepared in accordance with U.S. GAAP, which differ in certain respects from the Brazilian accounting principles applied by PIFCO in its statutory financial statements prepared in accordance with the Brazilian Corporate Law. The consolidated financial statements include the financial statements of PIFCO and of each of its wholly-owned subsidiaries.

(b)	Foreign currency translation

The functional currency of the Company is the U.S. dollar, as the majority of its transactions are denominated in U.S. dollars. When there are transactions in foreign currencies, exchange gains and losses resulting from foreign currency transactions are recognized in the Statement of Operations.

(c)	Cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at their date of acquisition.

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

(d)	Marketable Securities

The Company accounts for certain investments as held-to-maturity securities in accordance with SFAS 115 – Accounting for Certain Investments in Debt and Equity Securities (SFAS 115). The securities are carried at their amortized cost.

(e)	Finance leasing

The Company’s leasing operations consist principally of the leasing of various types of materials and equipments for the exploration and production of the oil and gas, and for oil and gas industry in general, including production and drilling platforms, oil tankers, supply boats and other types of ships. The Company is also a party to the charter and subcharter agreements of platforms. With the exception of the leases of two specific vessels, which are operating leases, the remaining leases are classified as direct financing leases.

The Company acquired operating platforms and production equipment under the terms of purchase agreements (see Note 8), purchase invoices and charter agreements and subsequently leased this equipment under the terms of existing and future charter and subcharter agreements with related parties. These charter and sub charter agreements are considered to be Direct Finance Leases in accordance with the provisions of Statement of Financial Accounting Standards No. 13 “Accounting for leases” (SFAS 13) and subsequently issued amendments to and interpretations of SFAS 13.

Income and expense financing leases, consisting of interest income, is recognized over the lease term. Income and expense from operating leases is recognized ratably over the term of the leases.

(f)	Deferred financing costs

Deferred financing costs associated with various debt issuances are recorded as prepaid expenses and are being amortized over the terms of the related debt, based on the amount of outstanding debt, using the effective interest method. The unamortized balance of deferred financing costs was US$34,497 and US$37,287 as of December 31, 2002 and 2001, respectively.

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

(g)	Inventories

Inventories are stated at the lower of cost or market value.

(h)	Unearned Income

Unearned income represents the unearned premium charged by the Company to PETROBRAS and REFAP to compensate for its financing costs. The premium is billed to PETROBRAS and REFAP at the same time the related product is sold, and is deferred and recognized into earnings as a component of financial income on a straight-line basis over the collection period, which ranges from 120 to 270 days, in order to match the premium billed with the Company’s financial expense.

(i)	Revenues, costs and expenses

Revenues from sales of crude oil and oil products are recognized on an accrual basis when title has transferred to the customer. Costs and expenses are also accounted for on an accrual basis.

(j)	Income taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets representing the future tax consequences of events that have been recognized in the Company’s financial statements. The measurement of current and deferred tax liabilities and assets are based on the provisions of the tax laws in the countries in which the Company and its subsidiaries operate (the United Kingdom, the Netherlands and the Cayman Islands). Deferred tax assets are reduced, by the amount of any tax benefits when, based on the available evidence, that such benefit will not be realized. The Cayman Islands has no corporate tax requirements, therefore the Company has no tax provision for the periods. There were no significant operations in the United Kingdom or the Netherlands that gave rise to taxable income in these countries that would have created timing differences.

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

(k)	Derivative Instruments, Hedging and Risk Management Activities

All of the Company’s derivative instruments are recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge relationship. The ineffective portion of all hedges is recognized in current period earnings.

(l)	Recently issued accounting pronouncements

In April 2002, the FASB issued SFAS No. 145—Recission of FASB Statements No. 4, No. 44 and No. 64, Amendment of SFAS No. 13, and Technical Corrections (“SFAS 145”). SFAS 145 rescinds previous accounting guidance, which required all gains and losses from extinguishment of debt be classified as an extraordinary item. Under SFAS 145 classification of debt extinguishment depends on the facts and circumstances of the transaction. SFAS 145 is effective for fiscal years beginning after May 15, 2002. The company does not expect SFAS 145 to have a material impact on its financial statements.

In June 2002, the FASB issued SFAS No.146—Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”), which is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. A company’s commitment to an exit plan, by itself, does not create a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The company does not expect SFAS 146 to have a material impact on its financial statements.

3	Cash and Cash Equivalents

	As of December 31,
	2002	2001
Cash and banks	1,226	5,241
Short-term investments	259,403	43,352

	260,629	48,593

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

4	Marketable Securities

The Company classified these investments as held-to-maturity.

Security	Issuer	Maturity	Foreign Currency	Interest Rate	Current assets	Non-current assets	Total
MARLIM 04 (*)	Marlim	2004	DOLLAR	13%	8,179	21,129	29,308
PETRO 03	Petrobras	2003	YEN	4%	51,907		51,907
PETRO 04	Petrobras	2004	EURO	9%		2,370	2,370
MTN	Bear Stearns	2008	DOLLAR	18%		10,300	10,300
MTN	Bear Stearns	2008	DOLLAR	21%		2,500	2,500

					60,086	36,299	96,385

(*)	MARLIM 04

Consist of “Medium Term Notes (MTN)” issued by Companhia Petrolífera Marlim, a special-purpose affiliated company of PETROBRAS. The notes have rolling maturities with the last note maturing in 2004.

5	Net Investment in direct financing leases from related party receivables

	2002	2001
Gross receivables:
Floating storage and operating platforms (i)	573,510
Production equipment (ii)	258,809	208,032

Long-term lease receivables	832,319	208,032

(i)	The contracts related to the P-8, P-15 and P-32 transaction will run for a period of 8.5 years with semi-annual payments, on a floating interest rate based on the 6-months Libor plus a spread of 4.25% per year. The subcharter contracts have the same terms and conditions with the retention of a fixed annual component for the Company. The contracts related to the P-47 contract will run for a period of ten years, with semi-annual payments, also on a floating interest rate based on the 6-months Libor plus a spread of 1.995% per year, with the retention of a fixed annual component for the Company.

(ii)	The receivables represent the present value of the minimum lease payments. The interest associated with the lease is variable, based upon the 6 month Libor plus mark up and a fixed annual component. Both the interest and the fixed annual component will be recognized when lease payments become due. The Company has no residual value in the underlying assets recognized when lease payments become due. The Company has no residual value in the underlying assets.

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

6	Financing and Lease Obligations

(a)	Financing

	December 31, 2002		December 31, 2001
	Current	Long-term	Current	Long-term
Financing institutions (i)	367,470	460,300	540,659	385,000
Commercial paper			449,768
Senior notes (ii)		1,550,000		1,050,000
Securitization of
Receivables (iii)		900,000		900,000
Senior Exchangeable (iv)		338,416

	367,470	3,248,716	990,427	2,335,000

(i)	The Company’s borrowings in U.S. dollars are derived mainly from commercial banks and include trade lines of credit and commercial paper, which are primarily intended for the purchase of crude oil and oil products, and with interest rates ranging from 2.96% to 5.75%. The weighted average borrowing for short-term debt at December 31, 2002 and 2001 was 3.44% and 2.82%, respectively.

At December 31, 2002 and December 31, 2001 the Company had fully utilized all available lines of credit for the purchase of imports.

(ii)	On May 9, 2001, the Company completed an offering of US$450,000 9 7/8% Senior Notes due May 2008. On July 6, 2001, the Company completed an offering of US$600,000 9 3/4% Senior Notes due July 2011. The Company repaid a portion of its notes payable to PETROBRAS with the proceeds received from both offerings.

On February 4, 2002, the Company completed an offering of US$400,000 9 1/8% Senior Notes due February 2007. On February 21, 2002, the Company also issued additional Senior Notes of US$100,000 with the same terms and maturities as the notes issued on February 4, 2002. The Company used these proceeds principally to finance the purchase of oil imports and to repay short-term indebtedness.

The interest rates on these offerings are fixed with and interest being paid semiannually. So long as any note of the issuances remains outstanding, the Company is prohibited from creating or permitting any lien, other than a “PIFCO permitted lien” as defined in inssuances the prospectus, by the Company on any of the

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

Company’s assets to secure additional indebtedness, except under certain conditions. These issuances are general senior unsecured and unsubordinated obligations of the Company and will rank equal in right of payment with all other unsecured and unsubordinated obligations of the Company that are not expressly subordinated in right of payment. The failure by the Company to make required payments of principal, interest or other amounts will compel PETROBRAS to fulfill payment obligations.

PETROBRAS entered into standby purchase agreements in support of the obligations of PIFCO under the issuances and their respective indentures. PETROBRAS has the obligation to purchase from the noteholders any unpaid amounts of principal, interest or other amounts due under the notes and the indenture. This purchase obligation exists, subject to certain limitations, irrespective of whether any such amounts are due at maturity of the notes or otherwise.

(iii)	In December 2001, in connection with the Securitization Program, a Cayman Islands trust unrelated to PETROBRAS, PF Export Receivables Master Trust (PF Export or the Trust), issued to PFL Senior Trust Certificates in three series (US$750,000). The Senior Trust Certificates represent senior undivided beneficial interests in the property of the Trust other than the excess of any amounts remaining after all amounts payable in respect of the Trust Certificates have been paid in full and the Trust has been terminated. The Trust also issued to PFL Junior Trust Certificates (US$150,000) representing junior subordinated undivided beneficial interests in the Trust. The Securitization Program provides PFL with the funding necessary to purchase certain oil products (specifically heavy fuel oil and bunker) from PETROBRAS for export.

In return for the Senior Trust Certificates and the Junior Trust Certificates, PFL transferred to the Trustee of the Trust, U.S. Bank National Association, Cayman Islands Branch, the right to a specified amount of receivables to be generated from PFL’s sale of oil products with a value equal to the aggregate amount scheduled to be paid in respect of the Senior Trust Certificates and the Junior Trust Certificates. Also in December 2001, PFL sold the Senior Trust Certificates at face value (US$750,000) to a group of purchasers in the international capital market. The proceeds of the sale of the Senior Trust Certificates were transferred to PETROBRAS as a prepayment relating to future exports to be made by PETROBRAS to PFL, in accordance with the “Prepayment Agreement”, and is presented in the balance sheet within assets related to securitization program.

As long as any Senior Trust Certificates or amounts payable to the insurers that are guaranteeing the payments to the holders of

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

the Senior Trust Certificates remain outstanding, PETROBRAS is required to export to the Company, during each quarterly delivery period, (a) at least 80% of the total volume of heavy fuel oil exported by PETROBRAS during such period and (b) certain oil products having an aggregate value (based upon the net invoice amount at which such products are actually sold by PETROBRAS FINANCE) equal to, at least, the debt service requirements of the Senior Trust Certificates multiplied by a coverage ratio. PETROBRAS also agrees that its average daily gross exports of heavy fuel oil for any rolling 12 month period will be equal to at least 70,000 barrels.

The rights to the future export receivables represent a liability of PFL which will be settled with the transfer to PF Export of the export receivables as they are generated. Upon transferring the oil products to be exported to the Company, PETROBRAS surrenders effective control of the products.

This liability will incur interest at the same rates of the Junior and Senior Trust Certificates, as described below and is due as follows:

•       Principal: Monthly, beginning March 1, 2005 through December 2013

•       Interest: Quarterly, beginning March 1, 2002

As a way of guaranteeing that exported volumes over the period of operation will be enough to support the financial obligations, a hedge operation was contracted in order to determine a minimum price for the crude oil in US$14/barrel.

PETROBRAS will not be relieved of its obligations to deliver the oil products under the Securitization Program in the amounts set forth for any reason, including, without limitation, as a result of force majeure or of non-payment by Petrobras Finance. The total amount of US$900,000 recorded at December 31, 2002 and 2001, as long term liabilities is as follows (the current portion relates to accrued interest on the certificates):

	Junior Trust Certificates		Senior Trust Certificates
Series	Interest rate	Principal amount	Interest rate	Principal amount

Series 2001—A1	6,75%	19,000	7,8%	95,000
Series 2001—A2	LIBOR 3 M + 1%	11,000	Libor 3 M + 2,05%	55,000
Series 2001—B	6,60%	60,000	7,65%	300,000
Series 2001—C	LIBOR 3 M + 0,85%	60,000	Libor 3 M + 2,10%	300,000

		150,000		750,000

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

The Junior Trust Certificates are presented in the balance sheet, at face value plus accrued interest, within the non-current asset account Assets related to securization program and are treated as held-to-maturity securities.

Junior Certificate Holders do not have any voting rights in respect of any action to be taken by the Trustee or otherwise. The Junior Trust Certificates may only be held by PFL or another wholly-owned direct or indirect subsidiary of PETROBRAS. The principal of the Junior Trust Certificates will be paid in whole after the latest payment for the Senior Trust Certificates.

(iv)	On October 17, 2002, the Company issued Senior Exchangeable Notes in U.S. dollar due October 2007 with an interest rate of 4.75% p.a. and interest paid semi-annually.

These notes were issued in connection with PETROBRAS’ purchase of a controlling interest in Perez Companc S.A.—PECOM and the Petrolera Perez Compac S.A. In exchange, the Company received notes issued by PIB.B.V., a related party, in the same amount, terms and conditions as the Senior Exchangeable Notes. The value of the notes is reflected in the non-current asset-notes receivable (see Note 8). The Company also provided PIB.B.V. with a loan for US$742,068, with an interest rate of 4.79% p.a. and due in April 2003, as part of the cash payment for these acquisitions. This loan is recorded in the current asset – notes receivable (see Note 8).

Long-term maturities:

December 31, 2002
2004	162,750
2005	20,750
2006	176,800
2007	838,416
2008	450,000
Thereafter	1,600,000

3,248,716

(b)	Lease Obligations

Platforms P-8, P-15, P-32 and P-47

On December 28, 2001 (the Closing Date), the Company entered into certain agreements with the PB Platforms 2001 Trust and other parties in order to refinance three operating platforms (P-8, P-15 and P-32 or the Platforms), with a total value of US$500,000. The Platforms belonged to Brasoil and Catleia (also subsidiaries of PETROBRAS).

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

Also, on December 28, 2001, the Company entered into certain agreements with the PB-47 Trust and other parties in order to refinance the P-47 Floating Storage and Offloading platform, with a total value of US$180,000 (the Platform). The Platform was acquired by PIFCO from Brasoil on that date, for US$142,000, and transferred to PB-47 Trust on August 27,2002.

Pursuant to signed Participation Agreements, certain conditions precedent should occur on or prior to April 30, 2002, in order for the lenders to fund the transactions. However, due to unfavorable changes in international financial markets, there were several extensions of this deadline resulting in the satisfaction of the conditions precedent and Amended Participation Agreements for the P-47 Trust on August 27, 2002 and for the PB Platforms 2001 on November 27, 2002 (each the CP Date).

The parties originally intended that upon satisfaction of the conditions precedent, the contracts for the Platforms would be effective as of the Closing Date. However, during negotiations, PB Platforms 2001 Trust and PB-47 Trust and the other lenders agreed to amend the Participation Agreements so that the contracts would become effective not on the Closing Date, but rather as of the CP Dates.

As a result of the changes in provisions in the Amended Participation Agreements, the present value of the future minimum lease payments of P-8, P-15 and P-32 decreased to US$485,000. The charter contracts with PB Platforms 2001 and PB-47 Trust will be amortized from November 27, 2002 until May 27, 2011 and from August 27, 2002 until December 28, 2011, respectively, with semi-annual payments commencing on May 27, 2003 and February 28, 2003, respectively, with a variable interest rate of 6-month Libor plus 425 and 199.5 basis points of spread, respectively. The subcharter agreements with PETROBRAS have the same terms and conditions of the charter agreements with the retention of a fixed annual component for the Company.

The Company began to account for the leases of the platforms as of the CP Dates (August 27 and November 27, 2002). Accordingly, at December 31, 2002, the Company had an outstanding lease obligation to PB Platforms 2001 Trust and PB-47 Trust and lease receivables from PETROBRAS, presented as Capital lease (Long-term liabilities) and Net investment in direct financing leases to related party (Other non current assets). PIFCO had also recognized lease income and expense in the amount of US$5,941 and US$5,681, respectively, for the year ended December 31, 2002.

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

The following is a schedule by year of the future minimum lease payments at December 31, 2002:

December 31, 2002
2003	100,140
2004	105,181
2005	100,692
2006	96,311
2007	99,888
2008	101,280
Thereafter	272,654

Estimated future lease payments	876,146
Less amount representing interest at Libor 6 M + 1.99% to Libor 6 M + 4.25%	(205,465)

Present value of minimum lease payments	670,681
Less current portion	(68,948)

Long-term portion	601,733

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

7	Commitments and Contingencies

7.1    Contingencies—Production equipment

On December 28, 2001 the Company entered into various Purchase agreements with Brasoil for the purchase of equipment allocated to certain platforms owned by Brasoil and Catléia. During 2002, the Company received a loan from Brasoil to purchase equipment (from a related party and a third party) that vary from platform to platform and have a total value of US$ 487,586, including assets under construction and advances to suppliers, on December 31, 2002. It is expected that the equipment will be leased to Brasoil, Catléia and PETROBRAS under the terms of a Master Lease Agreement. The execution of this agreement is contingent upon third party lender approval to amend existing Charters for the platforms (between Brasoil/ Catléia and PETROBRAS) to include these assets.

In order to mitigate the potential risk for the Company as a result of the lenders’ denial to execute the amendments to the existing Charter agreements of the financed platforms, the Company, Brasoil and Catléia executed ‘Option Agreements’ with respect to each platform, pursuant to which Brasoil, Catléia and PETROBRAS irrevocably grant to the Company an option to cause Brasoil, Catléia and PETROBRAS to purchase, for the total amount of US$503,170 all of the equipment. This purchase option shall only come into force if certain transaction documents, amongst which the Master Lease Agreement and the Loan agreement have not been executed prior to June 21, 2003.

7.2    Purchase Commitments

The Company entered into various commitments on various dates for the purchase of production equipment totaling US$ 635,314. The equipment purchased will become part of a Master Lease Agreement, which has not yet been executed.

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several contracts which collectively obligate it to purchase a minimum of approximately 184,413 barrels of crude oil and oil products per day at market prices.

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

8	Related Party Transactions

The Company has numerous transactions with PETROBRAS and other affiliated companies in the ordinary course of business.

Transactions with all related parties resulted in the following balances:

	PETRÓLEO BRASILEIRO S.A.—PETROBRAS	DOWNSTREAM PARTICIPAÇÕES S.A AND ITS SUBSIDIARIES	PETROBRAS INTERNATIONAL BRASPETRO— PIB.B. V. AND ITS SUBSIDIARIES	BRASPETRO OIL SERVICES— BRASOIL AND ITS SUBSIDIARIES	BRASPETRO OIL COMPANY— BOC	OTHERS	December 31, 2002	December 31, 2001
Current assets
Accounts receivable:
Mainly by sales	4,359,141	231,245	53,842	8,186		2,237	4,654,651	2,584,851
Net investment in direct financing leases	93,201			90,417			183,618
Notes receivable (see Note 6 iv)	33,552		742,068	63,880	318,430		1,157,930	282,975
Marketable securities	51,906						51,906
Others	970						970

Other non current assets
Notes receivable (see Note 6 iv)			338,416	135,216			473,632
Export prepayment	750,000						750,000	750,000
Net investment in direct financing leases	624,676			207,643			832,319	208,032
Marketable securities	2,370						2,370
Others			3,349				3,349
Current liabilities
Trade accounts payable	120,030	4,631	126,027	39,283		2,009	291,980	288,068
Loans payable	3,194,237			494,009	3		3,688,249	334,564
Unearned income	47,296	1,267					48,563	8,318

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

The principal amounts of business and financial operations carried out with related parties are as follows:

	Years ended December 31,
	2002		2001		2000
	Income	Expense	Income	Expense	Income	Expense

Sales of crude oil and oil products and services
PETROBRAS	4,208,159		5,115,232		7,290,321
REFAP S.A.	680,460		738,943
Petrobras America, Inc.—PAI	467,728		6,390		282,961
BR Distribuidora	4,508
EG3 S.A.	14,629

Cost of sales
PETROBRAS		(1,212,717)		(95,242)		(81,130)
Petrobras America, Inc.—PAI		(947,112)		(1,320,822)		(1,260,335)
Braspetro Oil Services Company—BRASOIL		(55,197)		(83,320)
Companhia MEGA S.A.		(158,107)		(148,723)
Fronape International Company		(34,220)		(10,542)
PEBIS		(1,681)

Lease income (expense)
PETROBRAS	22,934	(5,681)
Braspetro Oil Services Company—BRASOIL	13,128	(5,227)
Fronape International Company		(13,096)

Financial income
PETROBRAS	161,548		126,992		217,102
REFAP S.A.	8,213		14,388
Braspetro Oil Company—BOC	6,891		4,992		238
Braspetro Oil Services Company—BRASOIL	5,793		3,711		28
Fronape International Company	6,792		4,744
PIB.B.V.	10,726		614
Marlim	1,975

Financial expense
PETROBRAS		(55,571)		(51,979)		(152,940)
Braspetro Oil Services Company—BRASOIL		(5,710)		(15,422)		(198)

	5,613,484	(2,494,319)	6,016,006	(1,726,050)	7,790,650	(1,494,603)

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

9	Advances for future capital increase

In June 2001 and in December 2002, PETROBRAS, upon receiving approval from the Board of Directors recommendation, converted a total of US$120,000 million of accounts receivable from PIFCo into advance for capital increase.

10	Subsequent events

In 2003, PNBV will be sold to PETROBRAS and, on the same date, PIFCO will acquire 100% of BEAR INSURANCE COMPANY Ltd.—BEAR from BRASOIL (related party).

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20th, 2003

Petrobras International Finance Company — PIFCo

By:	/S/ ALMIR GUILHERME BARBASSA
Almir Guilherme Barbassa Chairman of the Board of Directors

FORWARD-LOOKING STATEMENTS

        This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.